March 16, 2010

Ms. Nora Everett, President Principal Funds, Inc. Principal Financial Group Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

	Purchase	Shares
Principal Funds, Inc. -	Amount	Purchased
Diversified Real Asset Fund – Class A	$10,000	1,000.000
Diversified Real Asset Fund – Class C	$10,000	1,000.000
Diversified Real Asset Fund – Institutional Class	$10,000	1,000.000
Bond Market Index Fund – Class J	$10,000	983.284

Each share of the Diversified Real Asset Fund has a par value of $10.00 per share. Each share of the Bond Market Index Fund has a par value of $10.17 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

BY /s/ Michael D. Roughton
Michael D. Roughton
Vice President and Associate General Counsel